SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008

Commission file number: 001-10533	Commission file number: 000-20122
Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS
SIGNATURES
ex-99.1
ex-99.2
ex-99.3
ex-99.4
ex-99.5
ex-99.6

EXHIBITS

99.1	16 May 2008	Mineral resources: Rio Tinto announces a resource increase of 628 million tones at Kennecott Utah Copper

99.2	28 May 2008	Mineral resources: Rio Tinto announces 162 million tonnes of lateritic nickel resources in Indonesia

99.3	29 May 2008	Mineral resources: Rio Tinto reports 2.25 billion tonnes of iron ore resources at its Simandou project in the Republic of Guinea

99.4	29 May 2008	Expansion plans: Rio Tinto outlines expansion plans as world mineral demand expected to double by 2022

99.5	29 May 2008	Mineral resources: Resolution Copper Mining LLC reports an Inferred Resource of over 1 billion tonnes at its property in Arizona, USA

99.6	29 May 2008	Mineral resources: Rio Tinto announces Inferred Mineral Resource of 2.8 billion tonnes at La Granja, Peru

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc			Rio Tinto Limited
(Registrant)			(Registrant)

By	/s/ Ben Mathews		By	/s/ Ben Mathews

	Name	Ben Mathews		Name	Ben Mathews
	Title	Secretary		Title	Assistant Secretary

	Date	12 June 2008		Date	12 June 2008